

July 7, 2010

Mark N. Greene
Chief Executive Officer
Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, Minnesota 55402-3232

> **Re:** **Fair Isaac Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Filed November 24, 2009**
> **File No. 1-11689**

Dear Dr. Greene:

We have reviewed your response to our comment letter dated April 29, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2009

Management's Discussion and Analysis, page 30

Overview, page 30

1. We note your response to comment two in our letter dated April 29, 2010. You state in your response that you believe disclosing the bookings yield and the weighted-average-term of your bookings is less meaningful to investors when expressed in a year-to-date presentation because these bookings represent estimates made at a point in time, and differences develop over time between

these estimates and your actual results. If you believe that the difference between the estimated bookings amounts disclosed and actual results is large enough that estimated bookings information is not relevant beyond the quarter in which the contracts are signed, it would be unclear to us why you believe it is appropriate to discuss your bookings information at all in your filings or your quarterly earnings calls. Alternatively, if you believe that the bookings estimates are solid enough to be meaningful to disclose to your investors and analysts, based on the concerns expressed in your response, it appears to us that it would be even more important for investors to receive periodic updated information, adjusting your initial estimates to reflect the actual results. Therefore, it is unclear to us why you believe that disclosing the aggregate dollar value of bookings remaining that are expected to result in future revenue (as well as the weighted-average-term of such bookings) or the aggregate bookings amounts to be recognized into revenue over the next 12 months would not result in meaningful information used by investors to predict future revenue. To help us better understand the appropriateness and usefulness of disclosures related to your bookings, please address the following:

- Please explain in more detail why you believe that current quarter bookings information is relevant and meaningful to investors and analysts, yet updating these initial estimates to reflect actual results by providing disclosures similar to backlog disclosures would not result in meaningful information used by investors and analysts to predict future revenue.

- Tell us whether you track bookings information, in total or by contract, to determine when or if the estimated revenue is actually recognized. Specifically, tell us whether you compare your initial bookings estimates to actual revenues subsequently achieved. If not, please explain in more detail the basis for your belief that bookings is an indicator of your business performance and an important indicator of future revenues, as it would be unclear how this belief had been substantiated.

- We also note that the weighted-average-term of your quarterly bookings varies from quarter to quarter, which appears to suggest that while the dollar amount of quarterly bookings may increase in a particular quarter, in some cases the estimated future monthly revenues attributable to that quarter's bookings may actually decrease. In such instances, we believe that it would be important to investors for you to highlight that because the weighted-average-term increased significantly, that quarter's bookings will result in lower estimated revenues on a monthly or annual basis when compared to previous quarters' bookings. This would also apply if the weighted-average-term of your quarterly bookings decreased significantly, resulting in higher estimated revenues on a monthly or annual basis when compared to previous quarters' bookings. Please confirm that you will provide such disclosures when applicable.

- Given your statement that many of your contracts have fixed noncancelable terms, please tell us why you are not providing backlog disclosures for these contracts as contemplated by Item 101(c)(1)(viii) of Regulation S-K. If you do not believe that these disclosures are applicable to you, explain your position in detail. Alternatively, confirm to us that you will disclose the dollar amount, the portion reasonably expected to be recognized into revenue over the next 12 months, and the weighted average term of your fixed noncancelable contracts in future Forms 10-Q and 10-K, and that you will incorporate this information into your analysis of results of operations.

You may contact Sondra Snyder, Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director